Exhibit B

Ceragon to Base Its Product Portfolio on the FibeAir® 1500P Series

Phase-out of FibeAir 1500 Will Improve Efficiency

        TEL AVIV, Israel, November 28 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, announced today that its Board of Directors has approved a plan to accelerate the introduction of new solutions and features for its FibeAir 1500P product series. The new portfolio of cost effective products includes the flagship FibeAir 1500P, the recently announced FibeAir 1500HP, and others currently being developed. The Company has been selling both the new FibeAir 1500P and the well established FibeAir 1500 series, but has decided to phase out the latter during the next two to three quarters. By mid-2006, the new series will cover all the frequencies of the FibeAir 1500 plus offer a full set of enhanced features and capabilities enabling the Company to support additional applications, expand its addressable market and improve efficiency

        Production of the new “P” series is fully outsourced, enabling Ceragon to reduce costs by eliminating the in-house assembly facilities for the FibeAir 1500 products. As a result of implementing the transition, Ceragon expects to report a non-cash charge for write-down of inventory of $6.7-7.2 million in Q4, as well as charges totaling approximately $300,000 to be recorded during Q4 2005 and the first half of 2006, related to termination expenses for personnel and write down of assets related to the assembly facilities.

        “By enhancing and expanding the FibeAir 1500P series and making it the base for our product portfolio, we will provide our customers with a comprehensive, state-of-the art wireless backhaul solution and benefit from fully-outsourced production,” said Ira Palti, President and CEO of Ceragon. “This shift will enable us to better serve customers, provide new applications, expand into new markets and reduce product cost.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards, and has been installed for more than 150 customers in more than 60 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, CeraMap™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company Contact:	Investor Contact:

Monique Cohen	Vered Shaked
Ceragon Networks Ltd.	Ceragon Networks Ltd.
+972-3-766-8430	+972-3-645-5513
monique@ceragon.com	ir@ceragon.com